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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of     OCTOBER      , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No   X
            -------    -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                             VHQ ENTERTAINMENT INC.

                                      PROXY

THIS  PROXY  IS  SOLICITED  BY  MANAGEMENT  OF  VHQ   ENTERTAINMENT   INC.  (THE
"CORPORATION") FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 27, 2002.


The undersigned shareholder of the Corporation, hereby appoints TREVOR HILLMAN, Chief Executive Officer and a Director of the Corporation, or failing him, GREGG
C. JOHNSON, President, Chief Operating Officer and a Director of the Corporation, or instead of either of the foregoing ___________________, as proxy holder, with full power of substitution, to attend, to act and to vote all common shares in the capital of the Corporation set forth below (the "Shares") for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on November 27, 2002 at the hour of 7:00 p.m. (Red Deer time) and at any adjournments thereof (the "Meeting") and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof. The said proxyholder is instructed to vote as specified below:

1. To fix the number of directors to be elected at the Meeting at not more than (five) 5:
         VOTE FOR:           VOTE AGAINST:             WITHHOLD VOTE:
                  ---------                ----------                 ----------

2. To elect the persons named as proposed directors in the Information Circular - Proxy Statement accompanying this proxy as directors of the Corporation for the ensuing year:
         VOTE FOR:                          WITHHOLD VOTE:
                  ------------------                      -------------

3. To reappoint Collins Barrow LLP, Chartered Accountants, as auditors of the Corporation, for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of such auditors:
         VOTE FOR:                          WITHHOLD VOTE:
                   -----------------                      -------------

4. To approve the issuance by the Corporation, in one or more private placements, of such number of securities of the Corporation that would result in the Corporation making issuable in any six-month period during the next twelve months an amount of common shares of the Corporation equal to up to 12,538,559 Common Shares as further described in the Information Circular - Proxy Statement accompanying this Proxy:
         VOTE FOR:           VOTE AGAINST:             WITHHOLD VOTE:
                  ---------                ----------                 ----------

5. On any amendments or variations to matters identified in the Notice of the Meeting and on any other matters that may properly come before the Meeting, in such manner as the said proxyholder may see fit.


The Shares represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions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


DATED this         day of                   , 2002.*
           -------        ------------------



                                      ------------------------------------------
                                      (Signature of Shareholder)**


                                      ------------------------------------------
                                      (Shareholder's Name - please print)


                                      ------------------------------------------
                                      (Number of Shares Held)

* If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.
** This proxy must be dated and signed by the shareholder or such shareholder's attorney duly authorized in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.
NOTE: A SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED IN THIS PROXY AS SUCH SHAREHOLDER'S NOMINEE TO ATTEND AND ACT FOR SUCH SHAREHOLDER AND ON SUCH SHAREHOLDER'S BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHTS, THE SHAREHOLDER SHOULD CROSS OUT THE NAMES OF THE NOMINEES OF MANAGEMENT ABOVE AND INSERT THE NAME OF SUCH SHAREHOLDER'S NOMINEE IN THE BLANK SPACE PROVIDED FOR THE PURPOSE ABOVE OR COMPLETE ANOTHER PROXY. Shareholders who are unable to attend the Meeting in person are requested to complete this proxy and return it to the Corporation c/o, Computershare Trust Company of Canada, 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8,
Attention: Corporate Trust Department in the enclosed self-addressed envelope. In order to be valid, proxies must be received by Computershare Trust Company of Canada (Calgary) not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date of the Meeting or any adjournment thereof.